SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Capital Guardian Funds Trust

Address of Principal Business Office:

1355 Greenwood Cliff, Suite 250
Charlotte, NC 28204

Telephone Number (including area code): (800) 704-705-1860

Name and Address of Agent for Service of Process:

Brian Kirkpatrick, President and Principal Executive Officer
Capital Guardian Funds Trust
1355 Greenwood Cliff, Suite 250
Charlotte, NC 28204

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes [X] No [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Charlotte and the State of  on the North Carolina on the 14th day of October, 2013.

Capital Guardian Funds Trust
By:	/s/ Brian Kirkpatrick
Brian Kirkpatrick
President and Principal Executive Officer

Attest:	/s/Michael R. Linburn
Michael R. Linburn
Secretary